

Mail Stop 3561

August 4, 2009

Mr. Borivoje Vukadinovic
Chief Executive Officer and Chief Financial Officer
Retrospettiva, Inc.
112 West 9th Street, Suite 518
Los Angeles, CA 90015

Re: Retrospettiva, Inc.
         Form 10-K/A1 for Fiscal Year Ended December 31, 2008
         Filed July 29, 2009
         Response Letter dated July 27, 2009
         File No. 001-13101

Dear Mr. Vukadinovic:

We have reviewed your response letter dated July 27, 2009 and filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008, filed July 29, 2009

Item 9A(T). Controls and Procedures, page 3

1. We note your response to our prior comment one. In the last paragraph of Item 9A(T), we note your revised conclusion on the effectiveness of your disclosure controls and procedures that "[y]our management does not believe that the Company's disclosure controls and procedures were effective." However, such

statement does not appear to reconcile with the disclosure in the first paragraph that "[y]our disclosure controls and procedures as of the end of the period covered by this report were effective." Please revise your Form 10-K disclosures regarding Management's conclusion on the effectiveness of your disclosure controls and procedures to present a consistent conclusion.

Management's Annual Report on Internal Control Over Financial Reporting, page 3

2. We note your response to our prior comment two. Please include a statement in future filings (including amended filings) in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report." Refer to Item 308T(a)(4) of Regulation S-K.

Section 302 Certifications

3. We note that your Section 302 certifications were not filed with the amended Form 10-K filed on July 29, 2009. Pursuant to Exchange Act Rule 12b-15, an amendment to any report required to include the certifications as specified in Rule 13a-14(a) and 15d-14(a) must include new certifications by each principal executive and principal financial officer of the registrant. Please file an amendment to the Form 10-K/A that includes the required certifications. Refer to Item 601(b)(31)(i) of Regulation S-K.

General

4. As previously requested, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Borivoje Vukadinovic
Retrospettiva, Inc.
August 4, 2009
Page 3

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan C. Milne, Accounting Branch Chief at (202) 551-3688 if you have any questions regarding these comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Gary A. Agron, Esq.
        Law Office of Gary A. Agron
        Via facsimile (303) 770-7257